UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

For Immediate Release

Pampa Energía announces General Ordinary and Extraordinary Shareholders’ meeting for June 22, 2016.

City of Buenos Aires, May 26, 2016. Pampa Energía S.A. (NYSE: PAM; Buenos Aires Stock Exchange: PAMP), announced that it will hold a General Ordinary and Extraordinary Shareholders’ Meeting on June 22, 2016, at 11:00 a.m. on first call and, in the event that the legally required quorum is not reached on first call, at 12:00 p.m. on second call only with respect to the General Ordinary Shareholders’ Meeting at the registered office, located at Ortiz de Ocampo 3302, Building 4, Ground Floor, City of Buenos Aires, to consider the following agenda:

1)      Appointment of shareholders to approve and sign the minutes of the Shareholders’ Meeting.

2)      Consideration of the issuance of up to 320,000,000 new ordinary shares of the Company, to be paid in kind by means of a transfer to the Company of shares and/or American Depositary Receipts (“ADRs”) of Petrobras Argentina S.A. (“Petrobras Argentina”) held by owners that elect to take part in the exchange offer of shares and/or ADRs of the Company for shares and/or ADRs of Petrobras Argentina (the “Exchange Offer”), which shall be offered at the same time as the mandatory cash public tender offer of shares of Petrobras Argentina (the “Cash Tender Offer”). Consideration of the consequent capital increase of up to AR$ 320,000,000. The new shares to be issued shall be ordinary, in book-entry form, of a nominal value of AR$ 1 (one peso) each, and carry one vote per share, entitled to dividends on an equal footing with any shares currently outstanding, and shall be issued with an issue premium established by application of the exchange ratio described below. Consideration of the establishment of the exchange ratio under the Exchange Offer based on the price offered in the Cash Tender Offer, from which the following exchange ratio results: average weighted price of the Company’s shares during the 5 days prior to the opening of the period for the receipt of acceptance of offers (the “Average Pampa Price”) / Price per share of Petrobras Argentina set for the Cash Tender Offer. Delegation to the Company’s board of directors of the determination of an adjustment factor to be applied to the exchange ratio provided above plus or minus 10%, and delegation to the Company’s board of directors of the determination of all other terms and conditions of issuance. In case any offers to take part in the Exchange Offer are received for a an amount of shares exceeding the maximum amount provided for the Exchange Offer, the Company shall make a pro rata distribution among the relevant owners in accordance with the description included in the offering memorandum to be published in due time. Authorization for the Board of Directors to delegate in turn the above mentioned powers to one or more directors and/or managers of the Company. The issuance of the new shares and the capital increase       shall be subject to the following conditions precedent: the closing of the transaction for the acquisition of the whole equity interest held by Petrobras Participaciones S.L., which company is the owner of Petrobras Argentina shares representing 67.1933% of the capital stock and voting rights of Petrobras Argentina, and that authorization from the Argentine Securities Commission (Comisión Nacional de Valores) and the U.S. Securities and Exchange Commission (SEC) is obtained.

3)      Consideration of the suspension of first refusal rights under section 197 of the Argentine Companies Law for the subscription of the new ordinary shares of the Company to be issued if the capital increase considered under the preceding item of the Agenda is approved.

4)      Consideration of an amendment to section 4 of the Corporate Bylaws (Corporate Purpose).

5)      Granting of authorizations for the performance of any necessary actions and filing of documents to obtain any applicable registration.

NOTE 1: Shareholders must submit evidence of their respective book-entry shareholding account balance, issued for such purpose by Caja de Valores S.A., Ortiz de Ocampo 3302, Building 4, Ground Floor, Autonomous City of Buenos Aires, from 10:00 a.m. to 06:00 p.m. on business days, until and including June 16, 2016.

NOTE 2: In view of the provisions established under Argentine Securities Commission Rules, as restated in 2013, upon their registration to take part in the Meeting of Shareholders the following details of the owner of shares must be provided: in the case of individuals, first and last names or full corporate name; and in the case of legal entities, type and number of identity document or registration details, expressly setting forth the Registry where the entity has been registered and the jurisdiction thereof; the respective domicile, specifying the nature thereof. The same details must be provided by any person attending the Meeting as representative of a shareholder proxy for an owner of shares.

NOTE 3: Shareholders are reminded that, in accordance with Argentine Securities Commission regulations, as restated in 2013, if a shareholder is a company organized in a foreign country, such shareholder (i) information shall be given about the ultimate beneficial owners of the shares that comprise the capital stock of the foreign company and the number of shares that shall be voted by them and (ii) the representative appointed to vote at the Shareholders’ Meeting shall be duly registered with the relevant Public Registry of Commerce, under the terms of Sections 118 or 123 of the Business Companies Law.

NOTE 4: Shareholders are kindly requested to be at the place where the Meeting will be held not less than 15 minutes before the time set for the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 26, 2016

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Co-Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.